   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                            HAWAIIAN AIRLINES, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           --------------------------

                        HAWAII                                                 99-0042880
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                              3375 KOAPAKA STREET
                                   SUITE G350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           --------------------------

                               LYN F. ANZAI, ESQ.
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                              3375 KOAPAKA STREET
                                   SUITE G350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           --------------------------

                                    COPY TO:

                           BRADFORD P. WEIRICK, ESQ.

                          GIBSON, DUNN & CRUTCHER LLP

                             333 SOUTH GRAND AVENUE

                       LOS ANGELES, CALIFORNIA 90071-3197

                                 (213) 229-7000
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
           SECURITIES TO BE REGISTERED                 REGISTERED           UNIT(1)             PRICE(1)        REGISTRATION FEE
Common stock ($.01 par value)                       5,643,010 shares         $2.91            $16,421,159          $4,565.08

(1) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's common stock on the American Stock Exchange on December 21, 1998.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998

PROSPECTUS

                            HAWAIIAN AIRLINES, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                                5,643,010 SHARES

    Airline Investors Partnership, L.P., AMR Corporation, Martin Anderson and Robert R. Midkiff desire to register, in the aggregate, 5,643,010 shares of common stock of Hawaiian Airlines, Inc., a Hawaii corporation. They may offer and sell these shares from time to time pursuant to this prospectus on terms, including the price per share, to be determined at the time of sale. We will not receive any of the proceeds from the sale of the shares.

    The common stock is listed on the American Stock Exchange and the Pacific Exchange under the symbol "HA." On December 23, 1998, the last reported sale price per share of the common stock, as quoted on the American Stock Exchange, was $2 7/8.

  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 IN THIS PROSPECTUS.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this prospectus is             , 1998.

                               TABLE OF CONTENTS

The Company.......................          2
Risk Factors......................          2
Available Information.............          8
Incorporation of Certain Documents
  by Reference....................          8
Selling Shareholders..............          9
Use of Proceeds...................          9
Plan of Distribution..............          9
Legal Matters.....................         10
Experts...........................         10
Miscellaneous.....................         10

                                  THE COMPANY

    Hawaiian Airlines, Inc. is the largest airline headquartered in Hawaii, based on operating revenues of $404.2 million for the fiscal year ended December 31, 1997. We transport passengers, cargo and mail over a route system that services the six major islands of Hawaii and Las Vegas, Los Angeles, San Francisco, Seattle and Portland. In addition, Hawaiian provides the only direct service from Hawaii to Pago Pago, American Samoa and Papeete, Tahiti. Hawaiian also provides charter service from Honolulu to Las Vegas, Nevada and to Anchorage, Alaska.

    We were incorporated in January 1929 in Hawaii. Our principal executive offices are located at 3375 Koapaka St., Suite G350, Honolulu, Hawaii 96819, telephone number (808) 835-3700.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE IDENTIFIED IN THIS SECTION. READERS SHOULD NOT UNDULY RELY ON THESE STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON THE FRONT OF THIS PROSPECTUS. HAWAIIAN IS NOT OBLIGATED TO MODIFY THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE ON THE FRONT OF THIS PROSPECTUS OR TO REFLECT UNANTICIPATED EVENTS OR DEVELOPMENTS.

    IN ADDITION TO THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS:

AIRLINE INDUSTRY IS CYCLICAL

    The airline industry is a highly cyclical business with substantial volatility. Airlines frequently experience short-term cash requirements. This is caused by seasonal fluctuations in traffic, which often put a drain on cash during off-peak periods, and various other factors, including price competition from other airlines, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of airline travel is discretionary, our operating and financial results may be negatively impacted by any downturn in national or regional economic conditions in the United States, particularly California and Hawaii, and certain Asian countries, particularly Japan. Airlines require substantial liquidity to continue operating under most conditions. The airline industry also has low gross profit margins and revenues that vary to a substantially greater degree than do the related costs. Therefore, a significant shortfall from expected revenue levels could have a material adverse effect on our operations. Working capital deficits are not uncommon in the airline industry since airlines typically have no product inventories and ticket sales not yet flown are reflected as current liabilities.

PRICE DISCOUNTING MAKES AIRLINE INDUSTRY HIGHLY COMPETITIVE

    The airline industry is highly competitive and industry earnings are volatile. For example, many airlines often offer reduced discount fares in order to attract customers. In addition, there are several new carriers in the industry which have low cost structures. In some cases, these new entrants have also discounted their prices. When our competitors offer discounted fares, we often lower our fares as well in order to remain competitive. This results in lower profits for the Company. Although, generally speaking, the domestic airline industry currently does not engage in deeply-discounted price competition, and fare levels have continued to increase since 1992, significant industry-wide discounts could be reimplemented at any time. If our competitors offer broadly-available, deeply-discounted fares, this could cause lower profits for the entire industry and could reduce fares to levels where we would be unable to earn a profit.

INCREASING NUMBER OF CONSOLIDATIONS AND ALLIANCES HAS ALSO INCREASED COMPETITION

    The U.S. airline industry has consolidated in recent years and may further consolidate in the future. Consolidations have enabled certain carriers to expand their international operations and increase their presence in the U.S. domestic market. In addition, many major domestic carriers have formed alliances with domestic regional carriers and foreign carriers. As a result, many of the carriers with whom we compete in our transpacific and South Pacific markets are larger and have substantially greater resources than we have. Some of these carriers have also begun to fly from mainland United States or from Japan directly to outer-island destinations in Hawaii, which affects inter-island competition. Aloha Airlines, Inc., our main competitor in the inter-island market, has a marketing affiliation with United Airlines, which strengthens its competitive position. Similarly, we have established marketing alliances with American Airlines, Inc., Northwest Airlines, Inc. and Continental Airlines, Inc., as well as Reno Air and Southwest Airlines. Continuing developments in the industry will affect our ability to compete in the various markets in which we operate.

AIRLINE INDUSTRY HAS HIGH OPERATING LEVERAGE

    Airlines, including Hawaiian, operate with high financial and operating leverage. The expenses of each flight change only marginally based on the number of passengers carried--they are generally fixed costs. However, the amount of revenue earned from a particular flight DOES depend on the number of passengers carried. As a result, a decrease in the number of passengers carried, while causing a decrease in revenue, may also result in a disproportionately greater decrease in profits, because our expenses would basically remain the same.

OUR PROFITABILITY IS DEPENDENT ON HAWAIIAN TOURISM

    Our operations are limited almost exclusively to flights to, from and among, the Hawaiian Islands. This means that our profitability is linked to the number of travelers to, from and among the Hawaiian Islands. Most people who travel to Hawaii are tourists. Because tourism levels are related to discretionary income, the level of Hawaiian tourism depends largely on the strength of the economies in the areas that tourists come from. Hawaiian tourism also depends upon the popularity of Hawaii as a tourist destination. From time to time, various events such as the Persian Gulf War and industry-specific problems such as strikes have had a negative impact on tourism in Hawaii. In addition, the financial turmoil in Asia may have a material adverse affect on Hawaii tourism. Total Hawaii visitor counts in 1998 are forecasted to be flat at best when compared to 1997. For the ten months ended October 1998, westbound visitors to Hawaii (mainly from mainland United States) totaled approximately 3.41 million, an increase of 3.9% from the same period in 1997. During the same period, eastbound visitors (mainly from Japan) totaled approximately 2.34 million, a decrease of 10.2%. Thus, overall visitor arrivals for the first ten months of 1998 reached approximately
5.75 million, a decrease of 1.9% from the same period in 1997.

    Significant obstacles to growth in Hawaii passenger traffic have been and will continue to be the following:

    DEPRESSED HAWAII ECONOMY

    The local Hawaii economy has stagnated over the past seven years. This stagnation is due to a variety of factors, including declines in outside capital investment, sluggish tourism, reduced military spending and a reduction in the Hawaii sugar and pineapple industries. Since 1991, Hawaii has experienced record bankruptcies, rising foreclosures and business failures and continued job losses. In late 1997, the Governor of Hawaii created an Economic Revitalization Task Force, consisting of selected members of the public and private sectors and labor unions. The Task Force recommended certain fundamental tax and business proposals, several of which were adopted by the 1998 Hawaii legislative session. For example, the legislature established the Hawaii Tourism Board to oversee statewide marketing efforts for the Hawaii tourism industry and funded it with an annual budget of $60.0 million. We do not yet know whether the Tourism Board will succeed in promoting tourism in Hawaii.

    COMPETING LEISURE TRAVEL INDUSTRIES

    Major leisure travel destinations continue to compete with Hawaii for the leisure traveler. The vacation cruise industry has recently enjoyed a resurgence and areas such as Mexico, the Caribbean, Europe and domestic leisure attractions, such as theme parks and Las Vegas, have undertaken effective promotional and marketing activities. This has resulted in increased competition for tourism business.

    We cannot predict whether the level of passenger traffic to Hawaii will decline in the future. A decline in the number of travelers to Hawaii could have a material adverse effect on Hawaiian's operations.

TRAVEL TO HAWAII IS SEASONAL

    We believe that Hawaii is generally a popular spot for seasonal vacation travelers. Fewer people travel to Hawaii during January through March, with strong travel periods occurring during June, July, August and December. As discussed above, certain of our costs do not vary significantly regardless of traffic levels. As a result, during the slower, off-peak months, we experience lower profits and less liquidity. In addition, during off-peak periods, we may attempt to increase passenger traffic by discounting fares, which may have an additional downward impact on profits and liquidity.

CHANGES IN FUEL COSTS AFFECT OUR OPERATING COSTS

    Fuel costs are a significant portion of our total operating costs (approximately 19.5% for 1997). Fuel prices are extremely volatile. Several factors can have an effect on fuel prices, including economic and political events throughout the world and applicable fuel taxes. We can neither predict nor control near- or longer-term fuel prices. Significant increases in fuel costs would materially affect Hawaiian's operating results.

    Hawaiian purchases almost all of its fuel from Northwest Airlines, Inc. If there is a fuel shortage, Northwest will provide fuel to its own fleet first and then a portion of the remaining fuel available will be allocated between Hawaiian and any other applicable airlines. Our fuel agreement with Northwest is renewed automatically on December 31 of each year unless either we or Northwest cancel it by giving 90 days notice. We do not know if we would be able to secure an adequate supply of fuel from alternate sources if a fuel shortage caused the supply from Northwest to be inadequate or if Northwest canceled the agreement.

WE HAVE A LARGE NUMBER OF LEASED AIRCRAFT

    Hawaiian owns two DC-9-51 aircraft and leases eleven DC-9-51s and ten DC-10-10s pursuant to leases that expire at various times between 2000 and 2004. In November 1998, we took possession of a DC-10-30 pursuant to a lease agreement with a purchase option that we expect to exercise before the end of 1998, and we also entered into a purchase agreement to buy a second DC-10-30 during the first quarter of 1999. In order to maintain our current operations, we will need to either renew our leases as they expire or buy or lease replacement aircraft. Also, if we decide to expand operations, we will need to buy or lease additional aircraft. We cannot guarantee that lease renewals, additional aircraft leases or aircraft purchases will be available on favorable terms or that we will have sufficient funds to lease or buy additional aircraft.

WE RELY UPON OUR RELATIONSHIP WITH AMERICAN AIRLINES

    Hawaiian currently leases all ten of its DC-10-10 aircraft from American Airlines, Inc., and has an agreement with American to maintain these aircraft as well as the two DC-10-30 aircraft which we are acquiring. American can terminate its obligation to provide maintenance services on and after January 1, 1999, by giving 180 days notice. American has recently announced plans to reduce the number of DC-10-10s in its fleet, which may affect our ability to rely on American for maintenance. If American were to terminate the maintenance arrangement, we would have to seek an alternate source of maintenance service or maintain the DC-10-10s and DC-10-30s ourselves. We cannot determine whether we would be able to do so in a way that is as cost-effective as our arrangement with American.

    In addition, we participate in American's AAdvantage-Registered Trademark-frequent flyer program, which makes us more competitive by enabling passengers to use their Hawaiian Airlines frequent flyer miles on American flights. We also have a code sharing agreement with American and participate in American's SABRE-Registered Trademark- reservation system, which gives us exposure to a larger number of customers. Any inability to continue in these programs or participate in comparable programs offered by other airlines could have a material adverse effect on our operations.

WE ARE SUBJECT TO CERTAIN REGULATORY OVERSIGHT AND TAXES

    We are regulated by the Department of Transportation and the Federal Aviation Administration, among other agencies. The DOT may review our economic authority at any time and impose fines or other sanctions for violations of law or regulations. The FAA also may review our operating authority, conduct safety audits of our operations, aircraft and employees and impose fines and other sanctions on us and our employees, who are generally licensed by the FAA, if we or they violate aviation safety, security or other regulations. In the last several years, the FAA has issued a number of maintenance directives and other regulations that affect the airline industry. We expect to continue to spend substantial amounts of money to comply with these new regulations. Additional laws can be passed by Congress and regulations have been and can be promulgated by the FAA and DOT that could significantly increase our operating costs. As a general proposition, we do not own routes or takeoff and landing slots. To the extent they are regulated, such rights are conditional and may be removed by action of the relevant agency. In addition, international treaties regulate the award of international routes to U.S. carriers, which are amended from time to time. We cannot predict what additional laws and regulations will be adopted or what changes to these treaties will be made, if any, or how they will affect us. We are also subject to regulation or oversight by federal agencies other than the FAA and DOT, such as the U.S. Postal Service, the Customs Service and the Department of Agriculture, as well as various state agencies. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act.

    We believe that we are in compliance with all requirements necessary to maintain our operating authority granted by the DOT and our air carrier operating certificate issued by the FAA. Any change, suspension or termination of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon Hawaiian.

    The airline industry is subject to various passenger, cargo and fuel taxes, which change from time to time. Hawaiian has and will continue to change its fares in response to any enacted tax changes, depending on prevailing market conditions. We cannot be certain that we will be able to maintain our current fare levels or predict the effects on our fares should these taxes lapse and/or be reinstated.

    In an attempt to boost tourism, on September 1, 1997, the Governor of Hawaii placed a two-year moratorium on aircraft landing fees at all Hawaii airports. However, the Governor has the right to reinstate the landing fee charges before the end of the two-year period.

WE ARE PARTY TO CERTAIN LABOR AGREEMENTS

    We are party to five collective bargaining agreements with unions, which cover 90% of our employees. These agreements are amendable in February 2000. This means that our ability to negotiate with our employees is limited by the terms of these agreements. Negotiation of these agreements could result in an increase in compensation and benefit costs. If, during or prior to labor negotiations, we experience work stoppages or other labor difficulties, our operations may be hampered or halted. This could have a material adverse effect on our reputation and operations.

WE UTILIZE DERIVATIVE FINANCIAL INSTRUMENTS

    We utilize crude oil forward contracts to manage market risks and hedge our financial exposure resulting from fluctuations in our aircraft fuel costs. We employ a strategy whereby crude oil contracts are used to cover up to 45% of our anticipated aircraft fuel needs on a rolling twelve month basis. These forward contracts expose us to potential losses in the event of crude oil price fluctuations.

    We experienced net realized and unrealized losses on such contracts amounting to $361,000 and $1.6 million for the three and nine month periods ended September 30, 1998.

AIP CURRENTLY CONTROLS THE COMPANY

    Airline Investors Partnership, L.P. ("AIP") owned 44.3% of the issued and outstanding common stock of the Company as of November 30, 1998. Upon selling its shares that are covered by this prospectus, AIP would own 39% of the Company. Our Amended Bylaws give AIP the right to nominate six of the 11 directors of Hawaiian until AIP ceases to own at least 35% of the common stock. AIP's current stock ownership enables AIP to control even those shareholder decisions that require approval by 75% of the outstanding common stock under Hawaii law, as AIP has the power to prevent any such action from being approved if it does not vote in favor of the proposed action. Thus, through its share ownership and its right to nominate a majority of Hawaiian's Board of Directors, AIP can control fundamental shareholder decisions impacting Hawaiian. John W. Adams, Chairman of the Board of Directors of Hawaiian, is the sole stockholder of the general partner of AIP and controls the voting of AIP's shares.

VARIOUS PROVISIONS MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE THE COMPANY

    AIP's substantial ownership interest in our common stock could make it more difficult for a third party to acquire Hawaiian. A potential buyer would probably not be able to acquire Hawaiian without AIP's consent or its participation in the transaction.

    Hawaiian is subject to Section 415-73 of the Hawaii Business Corporation Act, which restricts mergers and consolidations. Subject to certain exceptions,
Section 415-73 prohibits any merger or consolidation of Hawaiian unless it is approved by the Board of Directors and at least 75% of the shareholders of Hawaiian.

    Our Restated Articles of Incorporation and our Amended Bylaws include a number of provisions that may discourage persons from trying to launch a non-negotiated takeover of Hawaiian. These provisions include:

    - a restriction on action by written consent of the shareholders, unless such consent is unanimous;

    - a prohibition on cumulative voting;

    - certain qualifications for directors; and

    - restrictions on the filling of vacancies of board seats.

    Our Articles of Incorporation allow us to issue up to 2,000,000 shares of preferred stock. The Board has the right to determine the particular terms of this preferred stock. Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of holders of the common stock. The issuance of shares of preferred stock may make it more difficult for a buyer to acquire or take control of Hawaiian.

    The Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier. Our Articles of Incorporation prohibit non-US citizens from owning more than 25% of our stock. As of November 30, 1998, we believe that non-US citizens held less than 12% of our common stock. This foreign ownership restriction limits the ability of a non-U.S. citizen to acquire a controlling block of our stock.

    Hawaiian has a shareholders' rights plan. This plan provides that, subject to certain discretion of the Board of Directors, if Hawaiian is acquired or a buyer acquires more than 15% of the outstanding common stock, we would issue to our shareholders, other than the buyer, additional shares of common stock at a discount. This would substantially dilute the buyer's ownership interest in Hawaiian.

WE DO NOT TYPICALLY PAY DIVIDENDS

    We have not paid cash dividends on our common stock in the last several years and have no plans to do so in the foreseeable future. Moreover, we are prohibited from paying dividends by the terms of our most restrictive credit facility. We intend to retain our earnings, if any, to finance the development and growth of our business.

OUR STOCK PRICE HAS BEEN VOLATILE

    Since 1995, the price range of the common stock has varied widely. The price of the common stock may be subject to significant fluctuation in the future. We cannot predict the effect, if any, that sales of shares of common stock by the selling shareholders, or the availability of such shares for sale, will have on the market prices of our common stock prevailing from time to time. The possibility that the selling shareholders may sell substantial amounts of shares in the public market may adversely affect prevailing market prices for the common stock. It could also impair our ability to raise capital through the sale of our stock.

SHARES ELIGIBLE FOR FUTURE SALE COULD IMPACT STOCK PRICE

    The market price of our common stock could be adversely impacted by the availability of shares for future sale. The shares of common stock covered by this prospectus will be registered and will be freely tradable by persons who are not affiliates of Hawaiian without restriction or further registration under the Securities Act. Substantially all of the other outstanding shares of common stock, other than shares held by officers, directors and other affiliates of Hawaiian, are freely tradable. Shares of common stock held by affiliates of Hawaiian are subject to limitations on the number of shares that may be sold unless the sale of the shares is registered or is exempt from registration under the Securities Act.

    AIP has registration rights for the shares of common stock it holds. AIP can, on up to two occasions, require us to register all or any portion of AIP's shares under the Securities Act, at our expense. In addition, if Hawaiian registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP has the right to include its shares in the registration.

    In addition, there are currently up to 5,600,000 shares of common stock reserved for issuance pursuant to the options granted or which may be granted under the 1994 Stock Option Plan, the 1996 Stock Incentive Plan and the 1996 Nonemployee Director Stock Option Plan. As of November 30, 1998, our various 401(k) plans held an aggregate of approximately 1,413,989 shares of common stock. Sales of these shares, depending on the volume, could adversely affect the trading prices of the common stock.

AN OWNERSHIP CHANGE COULD AFFECT OUR NET OPERATING LOSS CARRYOVERS

    We believe that substantially all of our net operating losses, as computed for federal income tax purposes, are currently subject to limitation under
Section 382 of the Internal Revenue Code. In the event an ownership change (as defined in Section 382) of Hawaiian were to occur in the future, our ability to utilize net operating losses incurred prior to that ownership change could be subject to additional limitations under Section 382.

YEAR 2000 PROBLEM

    Hawaiian is currently in the process of upgrading a number of major information technology systems for strategic purposes as well as to address issues associated with the year 2000. The estimated cost to upgrade these systems is approximately $10.0 to $12.0 million, of which approximately $8.0 million had been incurred as of September 30, 1998. These information technology projects are designed to either replace or enhance existing systems, including local and wide area networks, yield management, revenue and financial accounting, human resources and payroll.

    In addition to replacing the above information technology systems, we have recognized the potential impact of the year 2000 on our operations and have established a dedicated director and Year 2000 Project Office to oversee our compliance efforts. The Year 2000 Project Office operates on four tracks, including (i) information and communication systems; (ii) hardware; (iii) business partnerships; and (iv) government and externalities. Each track uses available best practices and is broken down into the following phases: inventory, assessment, remediation, testing, and implementation. The strategy is to create a comprehensive review of all mission critical systems as they apply to the continuum of our business operations. The Project Office provides regular informational briefings and newsletter updates to our employees and regular briefings to management and the board of directors regarding our year 2000 compliance program.

    STATE OF READINESS

    We have recently completed an inventory of substantially all of our potentially affected mission critical hardware and have also completed inventories of major applications in the mainframe and client-server environments. We are in the process of completing our inventory of PC applications and data, which we expect to complete by the end of January 1999. We have also tested the mainframe, hardware and operating systems, and we believe that such systems are year 2000 ready. In addition to joint efforts with trade associations such as the Air Transport Association, we have mailed surveys to over 1,400 business partners with the intent of discerning their respective year 2000 compliance efforts.

We are following up our survey efforts with telephone calls and, in certain cases, on-site visits, to learn more information about our significant business partners' year 2000 issues.

    Because of the upgrading of the major information technology systems discussed above, there remains only a small amount of computer code requiring redress. We are in the process of having this legacy code remediated by a third party vendor with work expected to be completed by the end of 1998. Further, assessments of our hardware have found that only a very small amount of our equipment is date sensitive. At current, we believe that all mission critical systems will be remediated and tested by mid-1999.

    ESTIMATED COSTS TO ADDRESS YEAR 2000 ISSUES

    As mentioned above, because a substantial portion of our information systems is being upgraded or replaced by new applications that are represented to be year 2000 ready, our remaining year 2000 issues are primarily related to remediation of legacy code and testing. In addition to the estimated costs of $10.0 to $12.0 million relating to the upgrade of our major information technology systems discussed above, additional year 2000 remediation costs are estimated to approximate an additional $1.0 to $2.0 million. Expectations about future year 2000-related costs are subject to various uncertainties that could cause the actual results to differ materially from our expectations, including our success in identifying systems and programs that are not year 2000 ready, the nature and amount of programming required to upgrade or replace each of the affected programs, the availability, rate and magnitude of related labor and consulting costs and the success of our business partners, vendors and clients in addressing the year 2000 issue.

    RISKS OF YEAR 2000 ISSUES

    Preliminary reviews of our flight systems have found little potential impact of year 2000 issues, and existing contingency plans and training address the possible loss of most affected operations systems. The primary risks to us are those of business continuity. If our significant vendors or suppliers (such as Northwest, who provides the majority of our fuel, or American, who allows us to participate in the SABRE-Registered Trademark- reservation system) are unable to become year 2000 compliant in time, this could have a material adverse effect on our ability to continue our operations. In addition, the failure of the FAA or various airports that we use (such as the Honolulu airport) to remediate their year 2000 issues in time could also materially affect our business.

    CONTINGENCY PLANS

    While we believe that all of our mission critical systems will be year 2000 ready, we will have appropriate contingency plans developed to address complete and partial systems failure for our significant information systems. We expect to have contingency plans in place by May 1999.

    Because of the variables associated with the year 2000 date problem, we cannot give assurance that our current system transitions will be sufficient to remedy all year 2000 issues or assure that we will not be affected by the year 2000 issue in some form or manner.

                             AVAILABLE INFORMATION

    The Company has filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. The registration statement registers the common stock covered by this prospectus. This prospectus omits certain information and exhibits included in the registration statement. You can obtain copies of the registration statement and any schedules and exhibits accompanying the registration statement by paying a fee to the SEC, or you can examine the documents free of charge at the principal office of the SEC in Washington, D.C. Statements contained in this prospectus regarding any contract or other document are not necessarily complete. For additional information, you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. The SEC also has Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The Company's common stock is listed on the American Stock Exchange and the Pacific Exchange, and the reports, proxy statements and other information filed by the Company with the American Stock Exchange and the Pacific Exchange can also be inspected at the offices of the American Stock Exchange and the Pacific Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all of the shares of common stock:

    (1) the Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    (2) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    (3) the Current Reports on Form 8-K, filed on May 22, 1998 and September 14, 1998; and

    (4) the description of the Company's common stock contained in its Registration Statements on Form 8-A/A filed on July 1, 1996; on Form 8-A 12B/A, filed on September 14, 1998; and on Form S-8 (Registration No. 333-09673), filed on August 6, 1996.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Hawaiian Airlines, Inc., Attention:
Corporate Secretary, 3375 Koapaka St., Suite G350, Honolulu, Hawaii 96819, telephone number (808) 835-3700.

                              SELLING SHAREHOLDERS

    AMR Corporation has requested registration of the shares of common stock of Hawaiian underlying the warrants it currently holds. Martin Anderson and Robert
R. Midkiff have converted the warrants they previously held into shares of common stock of Hawaiian. The terms of the warrants obligate us to register the shares of common stock held by Martin Anderson and Robert R. Midkiff and the shares underlying the warrants held by AMR Corporation. The shares held by AIP are entitled to registration pursuant to a Registration Rights Agreement between AIP and Hawaiian.

    The table attached as Annex I hereto sets forth, as of December 23, 1998:

    - the name of each selling shareholder and his or its relationship to Hawaiian during the last three years;

    - the number of shares of common stock each selling shareholder owned prior to this offering;

    - the number of shares of common stock each selling shareholder is offering under this prospectus; and

    - the amount and the percentage of Hawaiian's common stock that each selling shareholder would own after completion of this offering.

    The information contained in Annex I may change from time to time.

                                USE OF PROCEEDS

    The common stock is being offered for the accounts of each of the selling shareholders. Hawaiian will not receive any of the proceeds from the sale of the common stock.

                              PLAN OF DISTRIBUTION

    The selling shareholders may sell the shares of common stock on the American Stock Exchange, the Pacific Exchange or the over-the-counter market, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

    The common stock may be sold in:

    - a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

    - an exchange distribution in accordance with the rules of such exchange;
      and

    - ordinary brokerage transactions and transactions in which the broker solicits purchases.

    In effecting sales, brokers or dealers engaged by any of the selling shareholders may arrange for other brokers or dealers to participate. Any of the selling shareholders also may, from time to time, authorize underwriters acting as their agent to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from any of the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by a selling shareholder, or other BONA FIDE owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. Such selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any discounts and commissions received by them and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

    There is no assurance that any of the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

                                 LEGAL MATTERS

    Lyn F. Anzai, Vice President, General Counsel and Corporate Secretary of the Company will issue an opinion regarding the legality of the common stock being registered. Ms. Anzai owns 7,000 shares of common stock.

                                    EXPERTS

    The financial statements and the financial statement schedule of Hawaiian Airlines, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 MISCELLANEOUS

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. These securities are not being offered in any location where the offer is not permitted. You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus.

                                    ANNEX I

                                                                                                    SHARES TO BE BENEFICIALLY
                                                                SHARES OF COMMON                              OWNED
                                                                      STOCK                            UPON COMPLETION OF
                                                                  BENEFICIALLY                             OFFERING(1)
                                       RELATIONSHIP TO COMPANY     OWNED AS OF     SHARES OFFERED  ---------------------------
SELLING SHAREHOLDER                    DURING LAST THREE YEARS  DECEMBER 23, 1998      HEREBY         NUMBER        PERCENT
-------------------------------------  -----------------------  -----------------  --------------  ------------  -------------
Airline Investors Partnership,
  L.P................................         Shareholder(2)         18,181,818        2,200,000     15,981,818           39%

AMR Corporation......................         Shareholder(3)          1,949,338        1,949,338              0            0%

Martin Anderson......................           Shareholder             809,186          809,186              0            0%

Robert R. Midkiff....................           Shareholder             684,486          684,486              0            0%

------------------------

(1) Assumes that all shares offered hereby are sold, that no additional shares will be acquired and that no shares other than those offered hereby will be sold.

(2) As discussed in the Risk Factors section, Airline Investors Partnership, L.P. (AIP) owns a controlling interest in the Company and will still be able to control most shareholder actions even after selling its shares covered by this prospectus.

(3) As discussed in the Risk Factors section, AMR Corporation (American Airlines) is a party to various agreements with Hawaiian, including leasing, maintenance and code sharing arrangements. Our annual report for the year ended December 31, 1997 contains additional information on these agreements.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The Company will incur the following expenses in connection with the distribution of the common stock.

SEC Registration Fee...............................................  $
American Stock Exchange and Pacific Exchange Application Fees......
Legal fees and expenses*...........................................
Accounting fees and expenses*......................................     10,000
Blue sky fees and expenses*........................................
Miscellaneous......................................................
                                                                     ---------
TOTAL*                                                               $
                                                                     ---------

------------------------

*   Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 415-5 of the Hawaii Business Corporation Act (the "HBCA") permits a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with another enterprise (such person being hereinafter referred to as the "Indemnitee"). The indemnity may cover expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

    Section 415-48.5 of the HBCA provides that a corporation does not have the power to eliminate or limit the personal liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its shareholders,
(b)any act or omission of the director not performed in good faith, or which involves intentional misconduct or knowing violation of the law, or which constitutes a willful or reckless disregard of the director's fiduciary duty,
(c)the director's willful or negligent violation of any provision of the HBCA regarding payment of dividends or stock purchase or redemption, or (d) any transaction from which the director received an improper benefit.

    Section 415-5 of the HBCA also provides that, in the case of an action or suit by or on behalf of the corporation, the corporation has the power to indemnify an Indemnitee against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believes to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which the Indemnitee had been adjudged to be liable for negligence or misconduct in the performance of the Indemnitee's duties to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines that, despite the adjudication of liability, but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court deems proper.

The provision does not, however, expressly authorize the corporation to indemnify the Indemnitee against judgments, fines and amounts paid in settlement arising out of a shareholder's derivative action.

    The HBCA further provides that indemnification is mandatory with respect to expenses incurred in connection with any action, suit or proceeding, to the extent the Indemnitee is successful on the merits or otherwise in defense of any such action or claim.

    The HBCA allows the payment by the corporation of expenses incurred by an Indemnitee in advance of the final disposition of an action, suit or proceeding if the Indemnitee provides an undertaking of repayment. Additionally, it provides that the indemnity provided by the statute is not exclusive of any other rights to which an Indemnitee may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. It also provides that a corporation may purchase insurance for officers or directors of the corporation.

    Article VII of the Company's Restated Articles of Incorporation incorporates the provisions of the HBCA so as to provide the indemnification of the HBCA to officers and directors of the Company. Article VII also provides that the indemnity provided thereunder is nonexclusive of any other rights of indemnification to which an Indemnitee may be entitled.

    In addition, the Company has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by law. Furthermore, the Company has a policy of directors' and officers' liability insurance which insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

    The Exhibit Index appears on page II-6.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Honolulu, State of Hawaii, on this 23rd day of December, 1998.

                                HAWAIIAN AIRLINES, INC.

                                By:              /s/ PAUL J. CASEY
                                     -----------------------------------------
                                                   Paul J. Casey
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Paul J. Casey, Lyn F. Anzai, John L. Garibaldi and Clarence K. Lyman his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might, or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Director, President and
      /s/ PAUL J. CASEY           Chief Executive Officer
------------------------------    (Principal Executive       December 23, 1998
       (Paul J. Casey)            Officer)

                                Executive Vice President
    /s/ JOHN L. GARIBALDI         and Chief Financial
------------------------------    Officer (Principal         December 23, 1998
     (John L. Garibaldi)          Accounting and
                                  Financial Officer)

      /s/ JOHN W. ADAMS
------------------------------  Director, Chairman of the    December 23, 1998
       (John W. Adams)            Board

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
       /s/ TODD G. COLE
------------------------------  Director                     December 23, 1998
        (Todd G. Cole)

      /s/ ROBERT G. COO
------------------------------  Director                     December 23, 1998
       (Robert G. Coo)

    /s/ WILLIAM BOYCE LUM
------------------------------  Director                     December 23, 1998
     (William Boyce Lum)

     /s/ RENO F. MORELLA
------------------------------  Director                     December 23, 1998
      (Reno F. Morella)

     /s/ ARTHUR J. PASMAS
------------------------------  Director                     December 23, 1998
       Arthur J. Pasmas

   /s/ SAMSON POOMAIHEALANI
------------------------------  Director                     December 23, 1998
    (Samson Poomaihealani)

     /s/ EDWARD Z. SAFADY
------------------------------  Director                     December 23, 1998
      (Edward Z. Safady)

     /s/ SHARON L. SOPER
------------------------------  Director                     December 23, 1998
       Sharon L. Soper

   /s/ THOMAS J. TRZANOWSKI
------------------------------  Director                     December 23, 1998
     Thomas J. Trzanowski

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                                            DESCRIPTION
---------------  ----------------------------------------------------------------------------------------------

     3(a)        Restated Articles of Incorporation of the Company.

     3(b)        By-laws of the Company, as amended and restated, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 14, 1998, Commission File No.
                 1-8836.

      5.1        Opinion and Consent of Lyn F. Anzai, Esq.

     23.1        Consent of Lyn F. Anzai, Esq. (contained in Exhibit 5.1).

     23.2        Consent of KPMG Peat Marwick LLP.

     24.1        Power of Attorney (included on the signature page hereto).